                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                            RICHEY ELECTRONICS, INC.
- -------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK $0.001 PAR VALUE
- -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   763302-10-6
- -------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Linda M. Giunta
                                Dewey Ballantine
                        333 South Hope Street, 30th Floor
                         Los Angeles, California  90071
                                 (213) 626-3399
- -------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  May 24, 1995
- -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP NO. 763302-10-6                                  PAGE 2 OF 11 PAGES

- -------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     DONALD I. ZIMMERMAN
- -------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                         (b) / /

- -------------------------------------------------------------------------------
3    SEC USE ONLY

- -------------------------------------------------------------------------------

4    SOURCE OF FUNDS*

     N/A
- -------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     OR 2(e)                                                                 / /

- -------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
- -------------------------------------------------------------------------------

NUMBER OF           7    SOLE VOTING POWER
SHARES
BENEFICIALLY                  199,999
OWNED BY       ----------------------------------------------------------------
EACH                8    SHARED VOTING POWER
REPORTING
PERSON                        1,428,179
WITH           ----------------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER

                              199,999
               ----------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                              1,428,179
- -------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,628,178
- -------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

- -------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          17.98%
- -------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
- -------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP NO. 763302-10-6                                   PAGE 3 OF 11 PAGES

- -------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     DEBORAH LEVY
- -------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                         (b) / /

- -------------------------------------------------------------------------------
3    SEC USE ONLY

- -------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     N/A
- -------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     OR 2(e)                                                                 / /

- -------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
- -------------------------------------------------------------------------------

NUMBER OF           7    SOLE VOTING POWER
SHARES
BENEFICIALLY                  0
OWNED BY       ----------------------------------------------------------------
EACH                8    SHARED VOTING POWER
REPORTING
PERSON                        1,428,179
WITH           ----------------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER

                              0
               ----------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                              1,428,179
- -------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,428,179
- -------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

- -------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


          15.77%
- -------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

          IN
- -------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP NO. 763302-10-6                                  PAGE 4 OF 11 PAGES

- -------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     BARCLAY AND COMPANY, INC.  (ID #13-1869590)
- -------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                         (b) / /

- -------------------------------------------------------------------------------
3    SEC USE ONLY

- -------------------------------------------------------------------------------

4    SOURCE OF FUNDS*

          00
- -------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                            / /

- -------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Washington
- -------------------------------------------------------------------------------

NUMBER OF           7    SOLE VOTING POWER
SHARES
BENEFICIALLY                  1,428,179
OWNED BY       ----------------------------------------------------------------
EACH                8    SHARED VOTING POWER
REPORTING
PERSON                        0
WITH           ----------------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER

                              1,428,179
               ----------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                              0
- -------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,428,179
- -------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

- -------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          15.77%
- -------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

          CO
- -------------------------------------------------------------------------------

                                    PREAMBLE

          This Statement amends the Statement on Schedule 13D filed January 12, 1994 by Barclay and Company, Inc., a Washington corporation ("Barclay"), Donald
I. Zimmerman and Deborah Levy relating to the securities of Richey Electronics, Inc., a Delaware corporation ("Richey"), to reflect changes in the number of shares of common stock that Deborah Levy, Donald I. Zimmerman and Barclay may be deemed to beneficially own.

ITEM 1.   SECURITY AND ISSUER.

          The class of equity securities to which this Statement relates is the common stock, $0.001 par value ("Common Stock"), of Richey whose principal executive offices are located at 7441 Lincoln Way, Garden Grove, California 92641.

          All calculations of percentage of Common Stock are based on 8,889,341 shares of Common Stock being outstanding as of May 24, 1995.

ITEM 2.   IDENTITY AND BACKGROUND.

          This Statement is being filed by the following entities and individuals:

          (1)  (a)  Deborah Levy

               (b)  c/o Barclay and Company, Inc.
                    300 Drakes Landing Road, Suite 100
                    Greenbrae, California 94904

               (c)  Medical Student

               (d) Was not convicted, during last five years, in any criminal proceeding (excluding traffic violations or similar misdemeanors).

               (e) Was not a party, during last five years, to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (f)  United States citizen.

          (2)  (a)  Donald I. Zimmerman

               (b)  300 Drakes Landing Road, Suite 100, Greenbrae, California
                    94904

               (c)  President of Barclay and Company, Inc.

               (d) Was not convicted, during last five years, in any criminal proceeding (excluding traffic violations or similar misdemeanors).

               (e) Was not a party, during last five years, to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (f)  United States citizen.


          (3) Barclay is located at 300 Drakes Landing Road, Suite 100, Greenbrae, California 94904. Barclay is an import/export company doing business with the Far East, as well as holding real estate investments and operating companies in the United States. The name, citizenship, business address and principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each director and executive officer of Barclay is set forth in Appendix A hereto.

               During the past five years, neither Barclay, nor, to the best knowledge of Barclay, any of its directors or executive officers, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Not Applicable.

ITEM 4.   PURPOSE OF TRANSACTION.

          Not Applicable.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a)-(b). On May 24, 1995, Barclay sold 150,000 shares of Common Stock at a price of $5.50 per share in connection with a public offering of Richey's Common Stock pursuant to Registration Statement No. 33-89690, as amended (the "Public Offering"). The Public Offering consisted of the sale of 3,000,000 newly issued shares of Common Stock by Richey and the sale of 450,000 shares of Common Stock by certain selling stockholders, including the 150,000 shares sold by Barclay.

          Following consummation of the Public Offering, Barclay beneficially owns 1,428,179 shares of Common Stock, representing 15.77% of the total number of shares outstanding as of May 24, 1995. Barclay has the sole power to vote and to dispose of the 1,428,179 shares of Common Stock owned by it.

          Mr. Zimmerman beneficially owns 199,999 shares of Common Stock directly which represents approximately 2.2% of the Common Stock outstanding. Mr. Zimmerman is President of and owns approximately 23% of Barclay and may be deemed, through Barclay, to beneficially own the 1,428,179 shares of Common Stock beneficially owned by Barclay which, together with the 199,999 shares owned directly by Mr. Zimmerman, represent 17.98% of the total number of shares outstanding as of May 24, 1995. Mr. Zimmerman has the sole power to vote and to dispose of the 199,999 shares of Common Stock owned directly by him. In addition, Mr. Zimmerman may be deemed to have voting and dispositive power with respect to the Common Stock owned directly by Barclay.

          Ms. Levy owns approximately 61% of Barclay, and thus, may be deemed, through Barclay, to beneficially own the 1,428,179 shares beneficially owned by Barclay which represent 15.77% of the total number of shares outstanding as of May 24, 1995. Ms. Levy may be deemed to have voting and dispositive power with respect to the Common Stock owned directly by Barclay.

          (c) Other than as described in the first paragraph of Item 5(a)-(b) above, Barclay, Mr. Zimmerman and Ms. Levy have not purchased or sold shares of Common Stock during the last 60 days. To the best knowledge of Barclay, except as set forth above, none of its directors or executive officers has purchased or sold shares of Common Stock during the past 60 days.

          (d) Mr. Zimmerman has the sole right to receive and the sole power to direct the receipt of dividends from, or the proceeds of, the sale of the Common Stock owned by him. Barclay has the sole right to receive and the sole power to direct the receipt of dividends from, or the proceeds of, the sale of the Common Stock owned by it.

          (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          To the best knowledge of Barclay, Mr. Zimmerman and Ms. Levy, there exist no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Richey, including but not limited to any agreements concerning (i) transfer or voting of securities, (ii) finder's fees, (iii) joint ventures, (iv) loan or option arrangements, (v) put or calls,
(vi) guarantees of profits, (vii) division of profits or loss or (viii) the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          None.


AGREEMENT

          This Statement on Schedule 13D is filed on behalf of each of the undersigned pursuant to Rule 13d-1(f)(1).

                                   APPENDIX A

              BOARD OF DIRECTORS AND EXECUTIVE OFFICERS OF BARCLAY

          The name, citizenship, business address and principal occupation or employment of each executive officer and director of Barclay are set forth below.

Donald I. Zimmerman
citizen of United States
300 Drakes Landing Road
Suite 100
Greenbrae, California 94904
President and Chief Executive Officer of Barclay
Director of Barclay

Steven A. Zimmerman
citizen of United States
300 Drakes Landing Road
Suite 100
Greenbrae, California 94904
Vice President and Secretary of Barclay
Director of Barclay

Saul D. Levy
citizen of Paraguay
c/o Barclay and Company, Inc.
300 Drakes Landing Road, Suite 100
Greenbrae, California  94904
Chairman of the Board of Barclay
Investor

                                   SIGNATURES

          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:    June 14, 1995

                                        Barclay and Company, Inc.

                                        By: /s/ Donald I. Zimmerman
                                           ------------------------
                                           Donald I. Zimmerman
                                           President

                                   SIGNATURES

          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:    June 14, 1995

                                        /s/ Donald I. Zimmerman
                                        -----------------------
                                        Donald I. Zimmerman

                                   SIGNATURES

          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:    June 14, 1995

                                        /s/ Deborah Levy
                                        ----------------
                                        Deborah Levy